File number 82 - 524

FRIENDS PROVIDENT

Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991

RECEIVED
2005 JUN -7 A 11:37
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

82-34640

31 May 2005

Securities and Exchange Commissio[redacted]
Office of International Corporate Fina
Mail Stop 3-2
450 Fifth Street, N.W.
Washington DC 20549

05008691

SUPPL

Dear Sir

Friends Provident plc - File number 82 - 524

I enclose recent releases to the London Stock Exchange, since our last submission to you: -

20 May 2005	Presentation to investors
25 May 2005	Interim results update
26 May 2005	Results of AGM

Should you require any assistance, please do not hesitate to contact me by email to hornj@friendsprovident.co.uk.

Yours sincerely

Ms. Jenni Horn
Company Secretariat Assistant

Enc.

PROCESSED
JUN 09 2005
THOMSON
FINANCIAL

dlw 6/8

Regulatory Announcement

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Company	Friends Provident PLC
TIDM	FP.
Headline	Presentation to investors
Released	09:00 20-May-05
Number	5561M

RNS Number:5561M
Friends Provident PLC
20 May 2005

Friends Provident plc

Presentation to analysts and investors

Friends Provident is holding a presentation on its international cross-border business for analysts and investors at 10.30am today, Friday 20 May 2005 in the Auditorium, JPMorgan Cazenove, 20 Moorgate, London, EC2R 6DA.

Rocco Sepe, managing director, International Operations, Friends Provident Life and Pensions Limited, will be hosting the presentations, with additional presentations from senior members of the international management team. Senior management of Friends Provident plc will also be in attendance.

The presentations, which will provide a detailed view of Friends Provident's international activities since acquiring Royal & SunAlliance International in 2002, now called Friends Provident International, and Lombard International Assurance S.A. earlier this year, will cover:

- Overview of Friends Provident's international "hub" strategy
- Focus on Lombard's and Friends Provident International's future developments and opportunities
- The range of products - type and mix of business
- Competitive strengths and sources of differentiation
- Opportunities for growth in each of the markets

For reference, the total pro forma new business margin for international cross-border business in 2004 was 29%.

The presentation slides will be available at 10.30am from: www.fp.com/investor/presentations. A transcript of the presentation and Q&A session will be available from Monday 23 May 2005.

For further information, please contact:

Nick Boakes	Friends Provident plc	020 7760 3130
Di Skidmore	Friends Provident plc	020 7760 3133
Ben Woodford/ Sarah Landgrebe	Bell Pottinger	020 7861 3232

About Friends Provident

- One of the UK's leading financial services groups
  - A FTSE 100 company with market capitalisation currently over

£3 billion

- Comprising two core businesses:
  - Friends Provident Life and Pensions Limited, a top ten UK life and pensions company and a leading international cross-border player
  - F&C Asset Management plc (51% ownership), a top five UK asset manager with a growing European presence

- Emphasis on service
  - Five Star awards for Life and Pensions service - the highest of any UK listed life and pensions company - and for E-commerce (source: 2004 Financial Adviser Practiv Service Awards)
  - Best E-Commerce Provider (source: 2005 LifeSearch Protection Awards)
  - Member of the Raising Standards Quality Mark Scheme

- Leading-edge systems
  - Single-platform system capable of accommodating high volumes, cost effectively
  - Automated interface with back-office IFA and third party systems with over 50% of business transacted online
  - Won all major relevant awards in 2004 for E-commerce and Technology

- Fast-growing
  - Market share (UK life and pensions) has increased 27% since listing in 2001
  - Since listing in 2001, funds under management have grown four-fold from c£30 billion to more than £120 billion

- Financially strong
  - Financial strength credit ratings categorised 'strong' with outlook 'stable' (Standard & Poor's A+, Moody's A2)
  - Risk Capital Margin covered over six times (31 December 2004)
  - Free Asset Ratio 12.2% (31 December 2004)

- Renowned ethical heritage
  - Founded by Quakers in 1832 to address social needs
  - Pioneered linking investments with ethical principles (Stewardship - 1984; Responsible Engagement Overlay - reo(R) - 2000)

More 'at a glance' information available at www.friendsprovident.com/fastfacts

Friends Provident media image library is available at www.friendsprovident.com/imagelibrary a Newscast login is required.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Friends Provident PLC
TIDM	FP.
Headline	Interim results date
Released	10:01 25-May-05
Number	7251M

Friends Provident plc

25 May 2005

Change in reporting date

The interim results for Friends Provident will be announced on 13 September 2005. This will allow sufficient time for F&C Asset Management to prepare comprehensive IFRS accounts following the merger of F&C with Friends Provident's subsidiary ISIS Asset Management, completed on 11 October 2004.

There will be a presentation to investors and analysts on 13 September 2005 at 9.30 a.m. at JPMorgan Cazenove, 20 Moorgate, London, EC2R 6DA.

Friends Provident will present a trading update including its UK and international new business sales for the first six months of 2005 on 29 July 2005. In addition, Friends Provident and F&C Asset Management will hold a joint presentation on the 2004 results under IFRS and an update on the European Embedded Value project at a presentation to investors and analysts on 29 July 2005 at 10.30 a.m. at JPMorgan Cazenove, 20 Moorgate, London, EC2R 6DA.

Enquiries: Di Skidmore 020 7760 3133

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Regulatory Announcement

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Result of AGM
Released	13:42 26-May-05
Number	PRNUK-2605

Annual General Meeting 2005

Friends Provident plc announces that all resolutions proposed at its Annual General Meeting held on Thursday 26 May 2005 were duly passed and the results of the proxy votes are available on the Friends Provident website. Copies of the resolutions passed (other than resolutions concerning ordinary business) will be submitted to the UKLA for publication through its Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. 020 7676 1000

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1

D:\AGM 2005.DOC C

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